UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 2

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2022

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Time of Issue	Amounts as to which registration is effective	Name of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

PAUL HUYNH

Counsellor (Finance)

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

Copies to:

JAMES WU Director General Funds Management Division Department of Finance, Canada 13th Floor, 90 Elgin Street Ottawa, Ontario K1A 0G5	MARK WALSH Consul Consulate General of Canada 466 Lexington Avenue 20th Floor New York, NY 10017	PAUL E. DENARO Milbank LLP 55 Hudson Yards New York, NY 10001

* The Registrant is filing this amendment to its annual report on a voluntary basis.

This amendment to Canada’s Annual Report on Form 18-K for the year ending March 31, 2022 is being filed to include as an exhibit to such form the Opinion and Consent of General Counsel, Finance Legal Services, Department of Justice (Canada) prepared in connection with the offering of U.S. $4,000,000,000 aggregate principal amount of Canada’s 3.750% United States Dollar Bonds due April 26, 2028 (the “bonds”) described in Canada’s prospectus supplement dated April 19, 2023 (the “prospectus supplement”) to its prospectus dated January 21, 2022 (the “prospectus”) relating to bonds registered on Registration Statement No. 333-261833.

That portion of the bonds offered by the prospectus supplement and prospectus sold or to be sold in the United States or in circumstances where registration of the bonds is required has been registered under registration statement no. 333-261833. Such portion is not expected to exceed an aggregate principal amount of U.S. $1,614,130,000. Following the completion of the offering of the bonds offered by the prospectus supplement and the prospectus, an aggregate of U.S. $6,060,870,000 will remain registered on registration statement no. 333-261833.

The exhibits to Canada’s Annual Report on Form 18-K for the year ended March 31, 2022, are hereby amended to include the following:

Exhibit E:    Opinion and Consent of General Counsel, Finance Legal Services, Department of Justice (Canada)

It is estimated that the expenses of Canada in connection with the sale of the bonds will be as follows:

Filing Fee(1)(2)	U.S. $	185,125.21
Legal		50,000
Miscellaneous Expenses		14,874.79

	U.S. $	250,000

(1)	Calculated based on filing fee of U.S. $124.50 per U.S. $1,000,000 for debt securities registered in 2018.
(2)	Calculated based on filing fee of U.S. $109.10 per U.S. $1,000,000 for debt securities registered in 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 25th day of April, 2023.

CANADA

By:	/s/ Charles Perreault
Charles Perreault Director Reserves Management Section Funds Management Division Department of Finance Government of Canada

EXHIBIT INDEX

Exhibit No.

E:	Opinion and Consent of General Counsel, Finance Legal Services, Department of Justice (Canada)